Spintura, Inc



ANNUAL REPORT

Delaware Corporation
Incorporated November 13 2018
215 E 68th St
New York, NY 10065
www.Spintura.com

This Annual Report is dated April 9th, 2020.

BUSINESS

Spintura is a next generation social media platform that rewards users and content creators with cryptocurrency. This new ecosystem will enable users to express themselves freely while giving them the opportunity to receive significant rewards for their efforts using new patent pending photo sharing tools. Early adopters will receive tokens, called SPINS, for downloading and trying our new platform. Creating compelling content that other users like, follow, or share earns even more SPINS while helping our community grow. The SPIN economy will empower users allowing one to promote on another's feed directly without having to use a third party. Users will also be able to receive payment from established brands for accessing the content that the user owns as well as for the purchase of products and services on the SPINTURA platform.

Previous Offerings

In 2019 we offered $1,070,000 in common stock of which no shares were issued.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The company has yet to commence principal operations and is still investing in R&D and marketing. The sharp increase in Legal and Professional fees as compared to 2018 were primarily a result of payments for patents related to the company's IP.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $13,372. The Company intends to raise additional funds through equity financing via crowdfunding and/or other means.

Debt

The company's debt of $52K represent out of pocket startup costs paid by the founder of the business. The liability is non-interest bearing and is payable at the discretion of the stockholders and to be settled in cash. The amount owed to the founder increased by $17,935 as compared to 2019

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

David Chassen, CEO

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Chassen 215 E 68th St New York, NY 10065	4,018,500 shares		40.185%

RELATED PARTY TRANSACTIONS

The company has entered into a contract with its founders for the purposes of guaranteeing startup costs paid by the stockholders are repaid. As of Dec 31 2019, the company owes the founders $52K.

OUR SECURITIES

The company has authorized equity stock.

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0 per share. As of December 31, 2019, 4,465,089 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws

Voting rights (currently issued to founders)

Each holder of voting Common Stock shall have one vote in respect of each share held by them of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

Voting rights (to be issued via crowdfunding)

These shares do not have voting rights. All investors will agree to assign their voting rights to the CEO. See form C for details of initial offering.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9th, 2020.

Spintura Inc

By   /s/

Name   David Chassen
:

Title: Chief Executive Officer

FINANCIAL STATEMENTS

Notes to the Financial Statements

Note 1 – Nature of Operations

Spintura Inc. was formed on August 21, 2017 ("Inception") in the State of Delaware as an LLC and formally converted to a C Corporation effective November 13, 2018. The financial statements of Spintura Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, NY. Spintura Inc is a next generation social media platform that rewards users and content creators with crypto currency.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates and Judgments

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Revenue Recognition

The Company will recognize revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The business is subject to Corporate income and state income taxes. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has not commenced principal operations and may never generate revenue. Management plans to continue obtaining funding to develop the company to an operating stage and there is not substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Dec 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Note 3 – Debt

The "amounts due to founder" as reflected on the balance sheet represent out of pocket startup costs paid by the founder of the business. The liability is non-interest bearing and is payable at the discretion of the stockholders and to be settled in cash.

Note 4 – Commitments, Contingencies, compliance with laws and regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the company is currently complying with all relevant laws and regulations.

Note 5 – Stockholder's Equity

We have authorized the issuance of 10,000,000 shares of our Class A common stock As of Dec 31, 2019, the company has currently issued 4,465,089 of these shares to the founders for $0 consideration. Additionally, the company secured $22k in crowdfunding investment money. This investment is recorded to paid in capital and no shares have been issued with respect to this investment which does not have to be repaid.

Note 6 – Related Party Transactions

The company has entered into a contract with its founders for the purposes of guaranteeing startup costs paid by the stockholders are repaid. As of Dec 31 2019, the company owes the founders $52K. See note 3.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were available to be issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements.

Statement of Operations

	1/1/18 - 12/31/18	1/1/19 - 12/31/19
Revenue	$ -	$ -
Operating Expenses		
R&D	$ 17,040	$ 5,100
Legal and Professional	$ 6,046	$ 14,154
General & Administrative	$ 1,190	$ 2,671
Marketing	$ -	$ 4,960
Total Operating Expenses	$ 24,276	$ 26,885
Net Loss from Operations	$ (24,276)	$ (26,885)

Statement of Financial Position

	As of 12/31/18	As of 12/31/19
Assets		
Cash & Cash Equivalents	$ -	$ 13,372
Total Assets	$ -	$ 13,372
Liabilities		
Short Term Debt		
Amounts due to Founder for Startup Costs	$ 33,831	$ 51,766
Total Liabilities	$ 33,831	$ 51,766
Equity		
Paid in Capital	$ -	$ 22,323
Accumulated Losses	$ (33,831)	$ (60,716)
Total Equity	$ (33,830.75)	$ (38,393)
Total Liabilities & Equity	$ -	$ 13,373

Statement of Cash Flows

	1/1/18 - 12/31/18	1/1/19 - 12/31/19
Cash at beginning of period	$ -	$ -
Net Loss from Operations	$ (24,276)	$ (26,885)
Adjustments to Net Loss		
Increase in Amounts Due to Founder	$ 24,276	$ 17,935
Total Adjustments	$ 24,276	$ 17,935
Cash used by Operating Activities	$ -	$ (8,950)
Cash from Investing Activities	$ -	
Cash from Financing Activities		
Shareholder Contribution	$ -	$ 100
Crowdfunding Capital Received	$ -	$ 22,223
Total cash Received from Financing Activities	$ -	$ 22,323
Total net cash proceeds/(uses) during period	$ -	$ 13,373
Cash at end of period	$ -	$ 13,373

Statement of Changes in Shareholders Equity

	Common Stock		Accumulated Paid in Capital (APIC)	Accumulated Deficit	Total Stockholder Equity
	# of Shares (Class A)	Amount			
Beginning Balance 1/1/2018				$ (9,555)	$ (9,555)
Issuance of Class A Shares	5,358,000				
Net Loss				$ (24,276)	$ (24,276)
Ending Balance 12/31/18	5,358,000			$ (33,831)	$ (33,831)
Beginning Balance 1/1/19	5,358,000			$ (33,831)	$ (33,831)
Return of Class A Shares	-892,911				
Net Loss				$ (26,885)	$ (26,885)
Additional Paid in Capital from Crowdfunding			$ 22,323		$ 22,323
Ending Balance 12/31/2019	4,465,089		$ 22,323	$ (60,716)	$ (38,393)

CERTIFICATION

I, David Chassen, Principal Executive Officer of Spintura, Inc, hereby certify that the financial statements of Spintura Inc included in this Report are true and complete in all material respects.

Principal Executive Officer